Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

ALIBABA INVESTMENT LIMITED,

ALI ET INVESTMENT HOLDING LIMITED

and

AUTONAVI HOLDINGS LIMITED

Dated as of April 11, 2014

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of April 11, 2014 (this “Agreement”), among Alibaba Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Ali ET Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and AutoNavi Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (the “CICL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the independent committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than holders of the Alibaba Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger; and

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Voting Shareholders have each executed and delivered to Parent the Voting Agreement, providing that, among other things, such shareholders will vote their Shares in favor of the approval of this Agreement, the Plan of Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01                                            The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the Laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

SECTION 1.02                                            Closing; Closing Date.  The closing of the Merger (the “Closing”) shall take place at 9:00 p.m. (Hong Kong time) on the fifth (5th) Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or another date or time agreed in writing by the Company and Parent (the “Closing Date”) at the offices of Simpson Thacher & Bartlett, 35/F ICBC Tower, 3 Garden Road, Central, Hong Kong, or at another place agreed in writing by the Company and Parent; provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if Parent has made a Specified Filing for which it has not received consent or approval for the Merger from the applicable Governmental Authority, Parent and Merger Sub shall not be required to effect the Closing until the third (3rd) Business Day immediately following receipt by Parent of approval or consent to the Merger from the applicable Governmental Authority pursuant to such Specified Filing.

SECTION 1.03                                            Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL.  The Merger shall become effective on the date specified in the Plan of Merger (the “Effective Time”).

SECTION 1.04                                            Memorandum and Articles of Association of Surviving Company.  At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended to read in its entirety the same as the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time (which shall include the provisions required by Section 6.05(a)), until thereafter amended as provided by the CICL and such memorandum and articles of association; provided, however, that, at the Effective Time, all references in the memorandum and articles of association to the name of the Surviving Company shall be amended to refer to AutoNavi Holdings Limited.

SECTION 1.05                                                                                      Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (b) the officers (other than the directors) of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01                                      Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)                                 (i) Each ordinary share, par value US$0.0001 per share, of the Company (an “Ordinary Share” or, collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares, each representing four (4) Ordinary Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than (A) any Shares owned by Alibaba Group Holding Limited or any of its Subsidiaries, including, for the avoidance of doubt, all issued and outstanding Preferred Shares (the “Alibaba Shares”), (B) any Dissenting Shares, (C) any Shares owned by any Group Company (if any), and (D) any Shares issued, outstanding and reserved (but not yet allocated) by the Company, immediately prior to the Effective Time, for settlement upon exercise of any Company Share Awards (collectively, the “Excluded Shares”), shall be cancelled in consideration for the right to receive US$5.25 in cash per Ordinary Share without interest (the “Per Share Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement, and as each ADS represents four (4) Ordinary Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for US$21.00 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; and (ii) all of the Shares, including Ordinary Shares represented by ADSs (other than the Excluded Shares), shall be cancelled and cease to exist, and the register of members of the Company will be amended accordingly.

(b)                                 Each Excluded Share (including ADSs that represent Excluded Shares but excluding the Dissenting Shares which shall be cancelled in accordance with Section 2.03), issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of its holder, shall be cancelled and cease to exist, without payment of any consideration or distribution therefor, and the register of members of the Company shall be amended accordingly.

(c)                                  Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company.  Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Company, and the Surviving Company shall make entries in its register of members to reflect the holder of ordinary shares of Merger Sub immediately prior to the Effective Time as the holder of the ordinary shares of the Surviving Company immediately after the Effective Time.

SECTION 2.02                                      Share Incentive Plans and Outstanding Company Share Awards.

(a)                                 As soon as practicable following the date hereof, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall take the actions as set forth on Section 2.02(a) of the Company Disclosure Schedule to (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, as of the Effective Time, (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable, as of the Effective Time, and (iii) otherwise effectuate the provisions of this Section 2.02.  From and after the Effective Time, neither Parent nor the Surviving Company shall be required to issue any Shares, other share capital of the Company or the Surviving Company or any other consideration (other than as required by this Section 2.02) to any person pursuant to or in settlement of any Company Share Award.

(b)                                 Each former holder of a Vested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option and (ii) the number of Shares underlying such Vested Company Option; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(c)                                  Each former holder of an Unvested Company Option and/or Company Restricted Share Award that is cancelled at the Effective Time shall, in exchange therefor, receive as soon as practicable after the Effective Time, a restricted cash award (“RCA”) in an amount in cash that is the equivalent of, (i) in the case of an Unvested Company Option, the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option and (B) the number of Ordinary Shares underlying such Unvested Company Option, and (ii) in the case of a Company Restricted Share Award, the product of (A) the Per Share Merger Consideration and (B) the number of Ordinary Shares underlying such Company Restricted Share Award; provided that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration such Unvested Company Option shall be cancelled without any payment therefor.  Except as set forth in Section 2.02(c) of the Company Disclosure Schedule, any RCA issued by Parent or the Surviving Company in respect of any Unvested Company Option or Company Restricted Share Award shall be subject to the same vesting conditions and schedules applicable to such Unvested Company Option or Company Restricted Share Award without giving effect to the Transactions, and on the date, and to the extent, that any Unvested Company Option or Company Restricted Share Award would have become vested without giving effect to the Transactions, such corresponding portion of the RCA shall be delivered to the holder of such RCA, net of any applicable withholding taxes, as soon as practicable thereafter.

(d)                                 As of the Effective Time, all Company Share Awards shall automatically cease to exist, and each holder of a Company Share Award shall cease to have any rights with respect thereto, except the right to receive the cash payment and/or the RCAs as provided in this Section 2.02.  Promptly following the date hereof, the Company shall deliver written notice to each holder of each Share Award informing such holder of the effect of the Merger on such Share Award.

SECTION 2.03                                      Dissenting Shares.(a)        Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (“dissenter rights”) in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and each such Dissenting Shareholder shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b)                                 The Company shall give Parent (i) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter rights or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ dissenter rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter rights or any demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such dissenter rights or any demands or approve any withdrawal of any such dissenter rights or demands.

(c)                                  In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICL within two (2) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

SECTION 2.04                                      Exchange of Share Certificates, etc.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a) and 2.02(b) (collectively, the “Merger Consideration”).  Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Ordinary Shares and ADSs (other than Excluded Shares) and Vested Company Options, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)                                 Exchange Procedures.  As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) or otherwise disseminate to each person who was, at the Effective Time, a registered holder of Ordinary Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a):  (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Ordinary Shares (other than Excluded Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Ordinary Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Ordinary Shares represented by such Share Certificate and each registered holder of Ordinary Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Ordinary Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs.  The holders of ADSs shall bear any applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs, including applicable ADS cancellation fees, and any such fees, charges and expenses incurred by the Depositary shall be treated for all purposes of this Agreement as having been paid to the holders of ADSs.  No interest shall be paid or will accrue on any amount payable in respect of the Ordinary Shares or ADSs pursuant to the provisions of this Article II.  In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company, the Per Share Merger Consideration in respect of such Ordinary Shares may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Ordinary Shares and to receive the Per Share Merger Consideration, to the exclusion of the applicable transferor and evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)                                  Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Ordinary Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Ordinary Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)                                 Untraceable Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to holders of Ordinary Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time.  A holder of Ordinary Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered.  Dissenting Shareholders and holders of Ordinary Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)                                  Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Ordinary Shares represented by each ADS or other like change with respect to Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time.

(f)                                   Investment of Exchange Fund.  The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (c) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks acceptable to Parent.  Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company.

(g)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Ordinary Shares, ADSs or Vested Company Options for six (6) months after the Effective Time shall automatically and promptly be delivered to the Surviving Company, and any holders of Ordinary Shares and ADSs (other than Excluded Shares) that were issued and outstanding immediately prior to the Effective Time and any holders of Vested Company Options, in each case, who have not theretofore complied with this Article II, shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Sections 2.01(a) and 2.02.  Any portion of the Exchange Fund remaining unclaimed by holders of Ordinary Shares, ADSs or Vested Company Options as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(h)                                 No Liability.  None of the Paying Agent, Parent or the Surviving Company shall be liable to any holder of Ordinary Shares in respect of any such Ordinary Shares (including Ordinary Shares represented by ADSs) or Company Share Awards (or dividends or distributions with respect thereto) for which payment was delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)             Withholding Rights.  Notwithstanding any provision hereof to the contrary, Parent, Merger Sub, the Surviving Company, the Paying Agent and the Depositary (and any other person that has a payment obligation pursuant to this Agreement), shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement only such amounts that are (1) required to be deducted and withheld pursuant to any provision of Tax Law related to or regarding Taxes with respect to the Company Share Awards, (2) U.S. federal backup withholding Taxes required under Code Section 3406 to the extent a holder of Shares or ADSs does not deliver or cause to be delivered to Parent a properly executed Internal Revenue Service Form W-8 or Internal Revenue Service Form W-9, as applicable or (3) required as a result of a change in relevant Tax Law or published administrative practice by a taxing authority after the date of this agreement but on or prior to the Closing Date. To the extent that any permitted amounts are deducted, withheld and remitted to the applicable Governmental Authority by Parent, Merger Sub, the Surviving Company, the Paying Agent or the Depositary (or other Person), as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Company, the Paying Agent or the Depositary (or other Person), as the case may be and remitted to the applicable Governmental Authority.  In the event that Parent, Merger Sub, the Surviving Company, the Paying Agent and the Depositary (or any other person that has a payment obligation pursuant to this Agreement) determine that withholding from the Merger Consideration is required under applicable Law and permitted under the Agreement (other than withholding with respect to the Company Share Awards), Parent shall so notify the Company in writing at least ten (10) days prior to the Closing Date (or as soon as practicable prior to the Closing Date if the circumstances giving rise to such withholding obligation or the withholding determination occurs less than ten (10) days prior to the Closing Date) to provide the shareholders of the Company with opportunity to provide any form or documentation or take such other steps in order to avoid such withholding.

SECTION 2.05                                      No Transfers. From and after the Effective Time, (a) no transfers of Ordinary Shares shall be effected in the register of members of the Company, and (b) the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Ordinary Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled and (except for the Excluded Shares) exchanged for the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.06                                      Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the amended and restated deposit agreement, dated as of June 30, 2010 between the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”) in accordance with its terms.

SECTION 2.07                                      Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the section or subsection of the Company Disclosure Schedule that corresponds to a section or subsection of this Article III or any other section or subsection of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section or subsection of the Company Disclosure Schedule and any other representation or warranty made in Article III, in either case, to the extent that it is readily apparent on the face of such disclosure that such information qualifies such section or subsection of the Company Disclosure Schedule or such section or subsection of this Article III, as applicable), or (b) as set forth in the Company SEC Reports filed prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” (other than with respect to any factual information regarding non-compliance disclosed therein) or “Forward Looking Statements” sections or any other forward-looking statements or other disclosures to the extent such disclosures are general, non-specific, forward-looking or cautionary in nature, in each case, other than factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

SECTION 3.01                                      Organization and Qualification.

(a)                                 The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted.  Each Subsidiary of the Company is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except to the extent the failure of any such Subsidiary to be so organized, existing or in good standing has not had or resulted in a Company Material Adverse Effect.  Each of the Company and each Subsidiary is duly qualified or licensed to do business, and is in good standing, where such concept is recognized, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except to the extent such failures to be so qualified or licensed or in good standing has not had or resulted in a Company Material Adverse Effect.

(b)                                 A true and complete list of all Subsidiaries of the Company and any other entities in which any Group Company owns any equity interest, together with (i) the jurisdiction of organization of each such Subsidiary or entity, (ii) the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary or entity, and (iii) a list of shareholders or other equity holders of, and their respective percentage ownership in, each such Subsidiary or entity, is set forth in Section 3.01(b) of the Company Disclosure Schedule. There are no other entities in which any Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole.

SECTION 3.02                                      Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended or modified as of the date hereof, of each Group Company.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof.  No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

SECTION 3.03                                      Capitalization.

(a)                                 (i) The authorized share capital of the Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 per share.  As of the close of business on March 31, 2014 (the “Measurement Date”), (1) 227,692,001 Ordinary Shares were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, which number includes (A) 125,350,003 Ordinary Shares that are represented by ADSs held in brokerage accounts in a Group Company’s name and (B) 7,237,712 Ordinary Shares issued to the Depositary in anticipation of the vesting of Company Share Awards outstanding as of the Measurement Date and (2) 50,409,444 Preferred Shares were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable.  As of the Measurement Date, Company Options to purchase 7,309,780 Ordinary Shares were outstanding and unvested, Company Options to purchase 3,195,040 Ordinary Shares were outstanding and vested, and 18,094,825 Ordinary Shares were subject to outstanding Company Restricted Share Awards.  From the Measurement Date until the date of this Agreement, other than in connection with the issuance of Ordinary Shares pursuant to the exercise of Company Options or settlement of Company Restricted Share Awards, in each case, outstanding as of the Measurement Date, there has been no change in the number of issued and outstanding Ordinary Shares, the number of Ordinary Shares issuable upon the exercise of outstanding Company Options or the number of Ordinary Shares issuable upon settlement of outstanding Company Restricted Share Awards.  No Shares are held by any Group Company.

(ii)                                  The outstanding share capital or registered capital, as the case may be, of each Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and all of the outstanding share capital or registered capital, as the case may be, of each Subsidiary is owned by a Group Company free and clear of all Liens or, subject to limitations imposed by applicable Law, controlled by a Group Company pursuant to the Control Agreements.

(iii)                               Except as set forth in this Section 3.03(a), there is no share capital or other equity interest in the Company or any options, warrants, convertible debt, other convertible instruments, share appreciation rights, performance units, restricted share units, contingent value rights, “phantom” share units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or other equity interest in, the Company or any of its Subsidiaries, or any preemptive, conversion, redemption or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital, or other equity interests in, the Company or any of its Subsidiaries. All Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Ordinary Shares or other equity interests in, the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any of its Subsidiaries or any other Person. There are no commitments or agreements of any character to which any Group Company is bound obligating any Group Company to accelerate or otherwise alter the vesting of any Company Share Award as a result of the Transactions, and each Company Share Award may, by its terms, be treated at the Effective Time as set forth in Section 2.02.

(iv)                              The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(v)                                 Subject to limitations imposed by applicable Law and the applicable Control Agreements, each Group Company has the unrestricted right to vote, and to receive dividends and distributions on, all equity securities of its Subsidiaries.

(vi)                              Each grant of Company Share Awards was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) and issued in compliance with all applicable Laws, and all requirements set forth in the applicable Share Incentive Plan, and the per share exercise price of each Company Option requiring exercise was equal to or greater than the fair market value (within the meaning of Section 422 of the Code, in the case of each Company Option intended to qualify as an “incentive stock option”, and within the meaning of Section 409A of the Code, in the case of each Company Option awarded to a person subject to U.S. Tax Laws).

(b)         The Company has made available to Parent accurate and complete copies of (i) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding, (ii) the form of all award agreements evidencing such Company Share Awards and (iii) any award agreements evidencing any Company Share Award with terms that are materially different from those set forth in the form of award agreement.

SECTION 3.04                                      Authority Relative to This Agreement; Fairness.  (a)  The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board, acting upon the unanimous recommendation of the Special Committee, has as of the date of this Agreement (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than holders of the Alibaba Shares), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, and (iii) resolved to recommend approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Recommendation”).  The Company Board, acting upon the unanimous recommendation of the Special Committee, has, as of the date of this Agreement, directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for approval.

(c)                                  The Special Committee has received the written opinion of Lazard Asia (Hong Kong) Limited (the “Financial Advisor”), dated the date of this Agreement, to the effect that, subject to the limitations, qualifications and assumptions set forth therein and as of the date hereof, the Per Share Merger Consideration to be paid to the holders of Ordinary Shares and the Per ADS Merger Consideration to be paid to the holders of ADSs (in each case, other than holders of Excluded Shares) in the Merger is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent for its information promptly after the date of this Agreement.  The Financial Advisor has consented to the inclusion of a copy of its opinion in the Proxy Statement.  It is agreed and understood that such opinion may not be relied on by Parent or any of its affiliates.

SECTION 3.05                                      No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any Law applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any properties or assets of any Group Company are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrences which would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially delay the consummation of the Transactions or (y) have or result in a Company Material Adverse Effect.

(b)         The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the Nasdaq Global Market (“Nasdaq”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for the notice to be filed pursuant to Exon-Florio for the purpose of obtaining CFIUS Approval, (v) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities with authority over the enforcement of applicable antitrust or competition Laws in any jurisdiction that is material to the business of Parent or the Company, and (vi) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not have or result in a Company Material Adverse Effect.

SECTION 3.06                                      Permits; Compliance with Laws.

(a)                                 Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for such Group Company to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted other than those the lack thereof would not have or result in a Company Material Adverse Effect (the “Material Company Permits”), and as of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened.  All such Material Company Permits are valid and in full force and effect, except for any failure to be valid or in full force and effect that would not have or result in a Company Material Adverse Effect.

(b)                                 No Group Company is in default, breach or violation of any Material Company Permit, in each case except for any such default, breach or violation that would not have or result in a Company Material Adverse Effect.

(c)          Each Group Company is in compliance in all material respects with applicable Law (including, without limitation, (i) any Laws applicable to its business and (ii) any Laws related to the protection of personal data).  To the knowledge of the Company, no Group Company has received any written notice or communication from any applicable Governmental Authority of any material non-compliance with any applicable Laws or Material Company Permits that has not been cured.  This section shall not apply to infringement of any patent, trademark, or copyright.

(d)                                 All approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) that are material to the Group Companies taken as a whole and required to be made by the Company or its Subsidiaries in respect of the Company and the Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, the Ministry of Industry and Information Technology, the State Bureau of Surveying, Mapping and Geoinformation and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws in all material respects.    Each Onshore Subsidiary has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(e)                                  The Company and its Subsidiaries, the directors and officers of the Company and each Subsidiary, and to the knowledge of the Company, the employees of the Company and each Subsidiary and agents acting on behalf of the Company and its Subsidiaries, have not offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another person, to:

(i)                                     any Governmental Official in order to improperly (A) influence any act or decision of any Governmental Official, (B) induce such Governmental Official to use his or its influence with a Governmental Authority or (C) otherwise secure any improper advantage.

(ii)                                  any other person in any manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any Applicable Anti-Bribery Law.

(f)                                   Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, representative, agent or affiliate of the Company or any of its Subsidiaries, or any person or company acting on behalf of the Company (i) is currently subject to or the target of any U.S. sanctions administered by the office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority; or pursuant to the Comprehensive Iran Sanctions and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act of 2012, the National Defense Authorization Act for Fiscal Year 2012, the Iran Freedom and Counter-Proliferation Act of 2012, each as amended, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued pursuant to such authority (collectively, “Sanctions”); or (ii) has violated or is operated not in compliance with any applicable Sanctions or anti-terrorism Law, export restrictions, anti-boycott regulations or embargo regulation.

(g)          No action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to applicable money laundering Laws is pending or, to the knowledge of the Company, threatened.

SECTION 3.07                                      SEC Filings; Financial Statements.

(a)                                 The Company has filed all forms or otherwise furnished (as applicable), reports and documents required to be filed with or furnished to the SEC by the Company since January 1, 2011 (the “Applicable Date”) (the forms, reports and other documents filed or furnished since the Applicable Date, as the same may have been supplemented, modified or amended since the time of filing or furnishing, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)                                 Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Group Companies, as applicable, as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case, in accordance with GAAP.  The unaudited consolidated balance sheet of the Company as of December 31, 2013 (the “Balance Sheet Date”) provided to Parent prior to the date of this Agreement (the “Balance Sheet”) and the unaudited consolidated income statement of the Company for the year ended December 31, 2013 provided to Parent prior to the date of this Agreement have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated therein or in the notes thereto), and (except as as may be indicated therein or in the notes thereto) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of, and for the period ended on, the Balance Sheet Date.

(c)                                  No Group Company has any liabilities of any nature (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except liabilities (i) reflected or reserved against on the Balance Sheet (including the notes thereto), (ii) incurred pursuant to this Agreement or in connection with the Transactions, (iii) incurred since the Balance Sheet Date in the ordinary course of business and in a manner consistent with past practice, or (iv) that would not have or result in a Company Material Adverse Effect.

(d)                                 As of their respective effective dates or filing or furnishing dates, as applicable, the Company SEC Reports complied in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company and its Subsidiaries in the Company SEC Reports is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Reports.

(e)                                  Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.

(f)                                   The Group Companies maintain a system of internal control over financial reporting as required by Rule 13a-15 under the Exchange Act.  Such system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(g)                                  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(h)         None of the Group Companies has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act) that would be required to be disclosed under Item 303 of Regulation S-K promulgated under the Securities Act.

SECTION 3.08                                      Absence of Certain Changes or Events. Since December 31, 2012 to the date hereof, there has not been any Company Material Adverse Effect.  Since December 31, 2013 to the date hereof, except as expressly contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) the Company has not taken or permitted any of its Subsidiaries to take any of the following actions: (i) declare, set aside or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Shares (other than dividends or other distributions from any Subsidiary to the Company or to another wholly-owned Subsidiary), or redeem, purchase or otherwise acquire, directly or indirectly, any of its shares or other securities (other than in connection with the settlement of any Company Share Awards in accordance with the appropriate Share Incentive Plans and this Agreement) or (ii) adopt, pass any resolution to approve or make any petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of any Group Company (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company), (c) there has not been any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, (d) other than in the ordinary course of business and consistent with past practice (including with respect to amount and timing), there has not been any material increase in the compensation or benefits payable or to become payable to its officers or key employees, (e) the Group Companies have not incurred Indebtedness in excess of US$70,000,000 in the aggregate, (f) none of the Group Companies has (i) acquired or made any capital contributions to or investments in any business or entity or (ii) acquired any assets outside of the ordinary course of business consistent with past practice, and (g) no receiver, trustee, administrator or other similar person has been appointed in relation to the affairs of any Group Company or its property or any part thereof material to the Company and its Subsidiaries taken as a whole.

SECTION 3.09              Absence of Litigation.

(a)                                 There is no litigation, suit, claim, action, demand letter, or any judicial, criminal,  administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority, except as would not have or result in a Company Material Adverse Effect.

(b)                                 Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not have or result in a Company Material Adverse Effect.

SECTION 3.10                                      Labor and Employment Matters; Employee Plans.

(a)                                 No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by any Group Company as of the date hereof, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of any Group Company.  There are no material unfair labor practice complaints pending, or to the knowledge of the Company, threatened, against any Group Company before any Governmental Authority, and to the knowledge of the Company, there is no pending or threatened material dispute between any Group Company and any director, employee or former employee of any Group Company.  There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any employee of any Group Company.

(b)                                 Each Group Company (i) is in material compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority (including the withholding and payment of individual income taxes and contributions to Social Security Benefits payable), and (ii) does not have material liability for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no material claim with respect to payment of wages, salary or overtime pay that has been asserted and is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company. There is no charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to any Group Company.

(c)                                  Section 3.10(c) of the Company Disclosure Schedule contains a list of each Company Employee Plan.  The Group Companies have heretofore made available to Parent a true and complete copy of each material Company Employee Plan (or a written summary of any material Company Employee Plan that is not in writing) and a true and complete copy of each of the following with respect to such plan, if applicable: (i) a copy of each trust agreement or other funding arrangement currently in effect, (ii) the current summary delivered to participants, (iii) all forms of participation agreement, share purchase agreement, share option agreement or other similar agreement with participants, and (iv) all non-routine documents filed with any Governmental Authority or received from any Governmental Authority.

(d)                                 Each Company Employee Plan is in compliance in all material respects with its terms and the requirements of all applicable Laws. No Action is now pending or, to the knowledge of the Company, threatened with respect to any Company Employee Plan (other than claims for benefits in the ordinary course), and, to the knowledge of the Company, no fact or event exists that could give rise to any such lawsuit, action, proceeding or claim.  All employer and employee contributions to each Company Employee Plan required by applicable Law or by the terms of such Company Employee Plan have been made, or, if applicable, accrued in accordance with normal accounting practices and in compliance in all material respects with its terms and the requirements of all applicable Laws.  Each Company Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.  Except as required by applicable Law, no Company Employee Plan provides for (i) defined benefit pension benefits or (ii) post-termination health or life insurance.

(e)                                  Except as otherwise specifically provided in this Agreement regarding the Company Share Awards, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans, (ii) increase any benefits otherwise payable under any of the Company Employee Plans or (iii) result in any acceleration of the time of payment or vesting of any such benefits or result in the payment of any amount under any Company Employee Plan that would be, individually or in combination with any other such payment, an “excess parachute payment” within the meaning of Section 280G of the Code.  The Company is not obligated, pursuant to any of the Company Employee Plans, to grant any options or other rights to purchase or acquire Shares to any employees, consultants or directors of the Company after the date hereof.

SECTION 3.11                                      Real Property.

(a)                                 Section 3.11(a) of the Company Disclosure Schedule sets forth the address and description of the real property owned by any Group Company (the “Owned Real Property”).  Except as would not have or result in a Company Material Adverse Effect, (i) the applicable Group Company has good and marketable title and validly granted land use rights and building ownership rights to such Owned Real Property, free and clear of any Lien, other than Permitted Property Liens, (ii) all of the underlying land of the Owned Real Property of each of the Group Companies is granted land under PRC Laws, (iii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, (iv) all amounts (including, if applicable, land grant premiums) required, due and payable as of the date hereof under applicable Law in connection with securing such title or land use rights have been paid in full and (v) the applicable Group Company has duly complied with the terms and conditions of, and all of its obligations under, the relevant land use rights contract and real property purchase contract (if applicable) in relation to any Owned Real Property, and (v) none of the Group Companies has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof.

(b)                                 All current leases and subleases of real property entered into by any Group Company (the “Leased Real Property”) are in full force and effect, are valid and effective in accordance with their respective terms, subject to the Bankruptcy and Equity Exception, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by such Group Company or, to the knowledge of the Company, by the other party to such lease or sublease, except in each case, as would not have or result in a Company Material Adverse Effect. The applicable Group Company has good and valid leasehold or subleasehold interests in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Property Liens, except as would not have or result in a Company Material Adverse Effect.  The Company has received no written notice that any of the production facilities used in the conduct of the business of the Group Companies has failed any relevant completion and acceptance tests, including but not limited to such tests in respect of construction quality and specification, environmental protection, safety and fire control.

SECTION 3.12                                      Intellectual Property.

(a)                                 Section 3.12(a) of the Company Disclosure Schedule sets forth an accurate and complete list (as of the date hereof) of (i) all Intellectual Property owned by any Group Company that is patented or registered with any Governmental Authority or domain name registrar (including with the U.S. Patent and Trademark Office, the U.S. Copyright Office and any PRC or other foreign counterpart of any such office), (ii) all pending applications for registration of Intellectual Property owned or filed by any Group Company, in each case, including the application and registration date, and the jurisdictions where such Intellectual Property is registered, patented or where applications have been filed, and all registration, patent or application numbers, as appropriate, and any other person that has an ownership interest in such item of Intellectual Property and the nature of such interest (the “Registered Intellectual Property”), and (iii) all material unregistered trademarks, service marks, and brand names owned by any Group Company and used to promote the Group Company’s material products and services embodying Intellectual Property (including Software).

(b)                                 Except as would not have or result in a Company Material Adverse Effect, (i) the Group Companies own (free and clear of all Liens, other than Permitted Property Liens) or have a valid and enforceable right or license to use, all Intellectual Property (excluding patents and patent applications), and to the knowledge of the Company, all patents and patent applications, that are used in or necessary for the conduct of the Group Companies’ businesses as presently conducted (the “Company Intellectual Property”) (for the avoidance of doubt, nothing in this Section 3.12(b)(i) shall be construed to be a representation or warranty relating to any infringement or misappropriation of any patent, copyright, or trademark as governed by Section 3.12(e) herein), and (ii) no interference, opposition, reissue, reexamination, or other proceeding is pending or, to the knowledge of the Company, threatened against a Group Company, in both cases before any Governmental Authority, in which (A) the scope, validity, enforceability, or a Group Company’s ownership of, or right to use, any Registered Intellectual Property, (B) a Group Company’s ownership of, or right to use, any other Company Intellectual Property owned by such Group Company, or (C) to the knowledge of the Company, a Group Company’s right to use any Company Intellectual Property owned by a third party, is being contested or challenged, and no such proceedings have been brought before any Governmental Authority in the past three (3) years.

(c)                                  The Group Companies (i) are not subject to any agreement with any person pursuant to which they have deposited, or would be required to deposit into escrow, the source code of any material Software owned by them and (ii) have not disclosed to or provided past, current or contingent access to, or possession of, the source code of any material Software owned by them to any third party (other than non-employee contractors, consultants and other persons engaged by any Group Company who are subject to valid and enforceable written confidentiality obligations) pursuant to duties and obligations arising by operation of applicable Law. No material Software owned by the Group Companies or exclusively licensed to and used in the conduct of the business of any Group Company is subject to any obligation that would require any Group Company to disclose to any third party (other than contractors, consultants and other persons engaged by any Group Company who are subject to valid and enforceable written confidentiality obligations or owners of such Software) any source code that is part of such material Software.

(d)                                 Except as would not have or result in a Company Material Adverse Effect, all Registered Intellectual Property is, to the knowledge of the Company, valid and subsisting, and all registrations and applications therefor remain in full force and effect, and, without regard to the foregoing knowledge qualifier, all prosecution, maintenance, renewal and other similar fees therefor have been paid and are current.  All material Registered Intellectual Property belongs to such Group Company and is not the property of a third party such as a customer.  Except as would not have or result in a Company Material Adverse Effect, (i) all current (and to the knowledge of the Company, former) employees, consultants, contractors and other persons engaged by the Group Companies who have participated in the creation or development of any Company Intellectual Property created or developed by, for or under the direction or supervision of any Group Company, have executed and delivered to such Group Company valid and enforceable agreements (1) providing for the non-disclosure by such person of confidential information owned by such Group Company, and (2) providing for the assignment by such person to such Group Company of their rights in such Intellectual Property developed under or arising out of such person’s employment by, engagement by or contract with such Group Company and (ii) except for exclusions under applicable Laws, no such current (or to the knowledge of the Company, former) employees, consultants, contractors, or other persons engaged by the Group Companies have excluded works or inventions from their assignment of their rights in any such Intellectual Property pursuant to any such agreements, and, to the knowledge of the Company, no such employee or consultant is in violation of such non-disclosure and assignment obligations under such agreements,  and the Group Companies have paid all such rewards and remuneration that are due and payable to such persons pursuant to such valid agreements, and no proceedings before any Governmental Authority are pending or, to the knowledge of the Company, threatened against a Group Company, regarding the payment of such rewards and remuneration to such persons.

(e)                                  Except as would not have or result in a Company Material Adverse Effect, there are no claims, suits, actions, proceedings, hearings or litigations before any Governmental Authority pending or, to the knowledge of the Company, threatened against a Group Company, by any person, or to the knowledge of the Company, pending formal investigations by any Governmental Authority initiated by any person against a Group Company, in each case, alleging infringement or misappropriation by any Group Company of the Intellectual Property rights of such person, including written demands or unsolicited offers to license any Intellectual Property owned by such person to any Group Company, or challenging the validity, enforceability or a Group Company’s ownership of, or right to use, any Registered Intellectual Property or a Group Company’s ownership of, or right to use, any other Company Intellectual Property owned by such Group Company.  To the knowledge of the Company, the conduct of the business of the Group Companies is not infringing or misappropriating, and in the past three (3) years, has not infringed or misappropriated, any material Intellectual Property rights of any person.  Except as would not have or result in a Company Material Adverse Effect, in the past four (4) years, no Group Company has disclosed without authorization or misappropriated any data, any rights of privacy (including personal data privacy) or any personally identifiable information belonging to any third party, in each case, that is protected under applicable law.

(f)                                   To the knowledge of the Company, no person is infringing or misappropriating any material Company Intellectual Property owned by any Group Company.

(g)                                  Except as would not have or result in a Company Material Adverse Effect, none of the Software owned by the Company or any of its Subsidiaries is subject to any “open source” or “copyleft” software license governing the use of such open source software by the Group Companies (including any GPL, AGPL or other open source software license) (collectively, “Open Source Licenses”) in a manner which requires any public distribution of source code of any such Software by the Group Companies to any third party under such Open Source Licenses.

(h)                                 The Group Companies have taken commercially reasonable measures to protect the confidentiality, integrity, and security of (i) personally identifiable information, material confidential or proprietary information, and material trade secrets of the Group Companies that are protected under applicable Law, (ii) personally identifiable information,  material confidential or proprietary information, and material trade secrets entrusted to any Group Company by its customers, clients, or other persons to whom the such Group Company owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof, and (iii) material Trade Secrets.

(i)                                     Except as would not have or result in a Company Material Adverse Effect, no Group Company is in breach of any requirements for or restrictions regarding sublicensing or disclosure of Intellectual Property, Trade Secrets, or personally identifiable information of the Group Companies or their clients or customers to any third party (including any Group Company), contained in any applicable Contracts with any of the Company’s or its Subsidiaries’ customers or clients or under applicable Law.  No proceedings before any Governmental Authority are pending, or, to the knowledge of the Company, threatened against a Group Company by any person alleging a violation of such person’s, or any other person’s, privacy, publicity, personal or confidentiality rights by such Group Company under applicable Laws, or a breach or other violation of any of the Group Companies’ internal rules, policies and procedures with respect to privacy, publicity, data protection, collection, storage, transfer, use or disclosure of personally identifiable information by such Group Company,  in each case, except as would not have or result in a Company Material Adverse Effect.

(j)                                    Except as would not have or result in a Company Material Adverse Effect, the Group Companies have valid and enforceable non-disclosure agreements with their employees, consultants, contractors and other persons engaged by the Group Companies, in each case that create, use, collect, access, disclose or obtain disclosure on behalf of the Company of any Trade Secrets, confidential information, and personally identifiable information of the Company, the Company’s customers or clients, and any other third parties to whom the Company or its employees owe obligations of confidentiality and non-disclosure and regarding which the Company owes obligations of confidentiality and non-disclosure under applicable Law or written Contract.

(k)                                 Except as would not have or result in a Company Material Adverse Effect, the Group Companies take commercially reasonable actions to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup procedures, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures. To the knowledge of the Company, in the past four (4) years, there have been no unauthorized intrusions or breaches of security with respect to the material IT Assets nor any material malfunction with respect to any of the material IT Assets that has not been remedied or replaced in all material respects.

(l)                                     Except as would not have or result in a Company Material Adverse Effect, no funding or facilities of any public or private university or college or Governmental Authority were used by any Group Company to develop or create, in whole or in part, any Company Intellectual Property owned by such Group Company in a manner that would vest in such university or college or Governmental Authority ownership of such Company Intellectual Property.  To the knowledge of the Company, there is no governmental prohibition under applicable Law in the PRC on the Group Companies’ export or import of any of the material Company Intellectual Property owned by a Group Company from or to the PRC.

(m)                             Except as would not have or result in a Company Material Adverse Effect, no Group Company is or has been a member of or contributor to any industry standards body or similar organization that currently compels or could compel it to grant or offer to any third party any license or right to, any Company Intellectual Property owned by such Group Company.

SECTION 3.13                                      Taxes.

(a)         Each Group Company has timely filed all material Tax Returns required to be filed and all such Tax Returns are true, accurate and complete in all material respects;

(b)         Each Group Company has paid and discharged all material Taxes due and payable (whether or not shown to be due on any Tax Return), and where payment is not yet due, each Group Company has made adequate provision for all material Taxes in its financial statements in accordance with GAAP;

(c)          There are no material Liens with respect to Taxes upon any of the assets or properties of any Group Company, other than with respect to Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(d)         As of the date hereof, no Governmental Authority is asserting in writing against any Group Company any deficiency or claim for any material Taxes;

(e)          Each Group Company has properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law;

(f)           There is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of any Group Company, and no such action has been threatened by an authority in writing;

(g)          No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax, in either case, that is currently effective;

(h)         There are no unresolved claims by any Governmental Authority in a jurisdiction where any Group Company does not file Tax Returns that any Group Company is or may be subject to Taxes in such jurisdiction;

(i)             Neither the Company nor any Subsidiary that is an Offshore Subsidiary takes the position for tax purposes that it is a “resident enterprise” of the PRC;

(j)            No Group Company (A) is or has ever been a member of a combined, consolidated, unitary, affiliated or similar Tax group (other than a group of which the common parent is or was one of the Group Companies) or (B) has any material liability for Taxes of any person as a result of being a member of such a Tax group or arising from the application of any provision of U.S. federal, state, local or non-U.S. Tax Law, or as a transferee or successor, by contract, or otherwise;

(k)         No Group Company is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than any such agreement or arrangement (A) solely between the Group Companies or (B) entered into in the ordinary course of business and for which the primary purpose does not relate to Taxes;

(l)             No Group Company will be required to include material amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (A) a change in method of accounting occurring prior to the Closing Date, (B) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, or (C) a prepaid amount received, or paid, prior to the Closing Date;

(m)     Each Group Company is in material compliance with all terms and conditions of any Tax exemption, Tax holiday, Tax incentive, or other Tax reduction agreement or order of a Governmental Authority; and

(n)         Any submissions made on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax incentives or other Tax reduction agreement or order of a Government Authority are accurate and complete in all respects.  As of the date hereof, no suspension, revocation or cancellation of any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a Governmental Authority is pending or, to the knowledge of the Company, threatened.

SECTION 3.14                                      Indebtedness and Security. No Group Company has any secured creditors holding fixed or floating security interests.  No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.

SECTION 3.15                                      Material Contracts.  (a)   No Group Company is a party to, and no Group Company’s properties or assets are bound by, any of the types of Contracts listed in clauses (i) through (xiv) of this Section 3.15(a) (such types of Contracts being the “Material Contracts”):

(i)                                     each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F;

(ii)                                  each Contract or Contracts relating to any Indebtedness in respect of any counterparty involving actual or potential liability to the Group Companies in excess of RMB 10,000,000 during any 12-month period;

(iii)                               each Contract in respect of any (A) joint venture, strategic cooperation or collaboration arrangement, joint sales or marketing agreement, or partnership arrangement, in each case, that is material to the business of the Group Companies taken as a whole, or (B) other agreement involving a sharing of profits, losses, costs or liabilities by any Group Company that is material to the business of the Group Companies taken as a whole;

(iv)                              each of the Contracts described under the caption “Item 4. Information on the Company—C. Organizational Structure” in the Company’s most recently filed annual report on Form 20-F, which (A) provide the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (B) provide any Group Company the right or option to purchase the equity interests in any Operating Subsidiary, or (C) transfer economic benefits from any Operating Subsidiary to any other Subsidiary (the contracts and agreements described in (A), (B) and (C), together, the “Control Agreements”);

(v)                                 is a Contract pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license, sublicense or other right to, or covenant not to be sued under, any material Intellectual Property (other than any non-exclusive license or sublicense to generally commercially available off-the-shelf Software) or (B) grants any license, sublicense or other right to, or covenant not to be sued under, any material Intellectual Property (other than a non-exclusive license or sublicense granted in the ordinary course of the grantor’s business);

(vi)                              each Contract that involves the acquisition or disposition, directly or indirectly (by merger, license or otherwise), of any securities of any person (other than a Company Share Award) or any assets that have a fair market value or purchase price of more than US$1,000,000;

(vii)                           each Contract that limits, or purports to limit, the ability of any Group Company to compete in any line of business in any geographic area or during any period of time in a manner that is material to the Group Companies, taken as a whole, or any Contract that grants any exclusive rights to any third party (including any exclusive license or exclusive distribution or usage arrangements) if such Contract, exclusive rights or restrictions resulting therefrom are material to the Group Companies, taken as a whole;

(viii)                        each Contract between any Group Company, on the one hand, and any directors or officers of any Group Company or their immediate family members or shareholders (other than the holders of the Alibaba Shares) of any Group Company holding more than 5% of the voting securities of any Group Company, on the other hand, under which there are material rights or obligations outstanding;

(ix)                              each Contract with a Major Customer;

(x)                                 each Contract providing for any earn-out or similar payment payable by any Group Company to any person (other than to another Group Company);

(xi)                              each Contract providing for any change of control or similar payments to any Third Party in excess of US$1,000,000;

(xii)                           each material Contract providing for cooperation with any of the entities listed in Section 3.15(a)(xii) of the Company Disclosure Schedule related to mobile and internet location-based services;

(xiii)                        each content procurement Contract, Contract related to distribution channels of the Group Companies, Contract in respect of cooperation with mobile phone makers and tablet computer makers in respect of pre-installed and downloadable navigation applications services, data purchase Contract, external data source Contract, Contract within the business sectors of automotive navigation and public sector and enterprise applications, and Contract related to provision of vehicle connectivity solutions by the Group Companies, which in each case is material to the Group Companies taken as a whole; and

(xiv)                       each Contract relating to any capital expenditure or any disbursement Contract with a contract value exceeding RMB 5,000,000.

(b)                                 Except as would not have or result in a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Company’s knowledge, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) no Group Company and, to the Company’s knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract, (iv) to the Company’s knowledge, no person intends to terminate any Material Contract and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.16                                      Customers.  Section 3.16 of the Company Disclosure Schedule lists the five (5) largest customers of the Group Companies during each of 2011, 2012 and 2013 (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over such fiscal year) (each, a “Major Customer”). Neither the Company nor any of its Subsidiaries has received any written notice or communication from any Major Customer that it intends to terminate, or not renew, its relationship with the Company or such Subsidiary.

SECTION 3.17                                      Interested Party Transactions. None of the officers or directors of any Group Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors and employees of a Group Company), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

SECTION 3.18                                      Insurance.  Except as would not have or result in a Company Material Adverse Effect, as of the date of this Agreement, (i) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Group Companies are in full force and effect, (ii) the Company has no reason to believe that any Group Company will not be able to (A) renew its existing insurance policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost, (iii) no Group Company has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies, and (iv) no Group Company has been denied any insurance coverage which it has sought or for which it has applied.

SECTION 3.19                                      Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions other than the CICL.

SECTION 3.20                                      Brokers.  Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.21                                      No Additional Representations.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to any Group Company or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the section or subsection of the Parent Disclosure Schedule that corresponds to a section or subsection of this Article IV or any other section or subsection of the Parent Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section or subsection of the Parent Disclosure Schedule and any other representation or warranty made in Article IV, in either case, to the extent that it is readily apparent on the face of such disclosure that such information qualifies such section or subsection of the Parent Disclosure Schedule or such section or subsection of this Article IV, as applicable), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01                                      Corporate Organization.  Each of Parent and Merger Sub is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets to carry on its business as it is now being conducted.

SECTION 4.02                                      Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by Parent and Merger Sub and the Plan of Merger by Merger Sub and the consummation by them of the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.03                                      No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming (solely with respect to performance of this Agreement and the consummation of the Transactions) that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which any property or asset of either of them is bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions by Parent or Merger Sub.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of a Schedule 13E-3 and furnishing of the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of Nasdaq, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, (iv) for the notice to be filed pursuant to Exon-Florio for the purpose of obtaining CFIUS Approval, (v) for the consents, approvals, authorizations or permits of, or filings with or notifications to the Governmental Authorities with authority over the enforcement of applicable antitrust or competition Laws in any jurisdiction that is material to the business of Parent or the Company, and (vi) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not, individually or in the aggregate, be expected to, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub.

SECTION 4.04                                      Sufficient Funds. At the Closing, Parent will have available sufficient funds to pay the Merger Consideration in accordance with and subject to the terms and conditions of this Agreement.

SECTION 4.05                                      Brokers. Except for Deutsche Bank AG, Hong Kong Branch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.06                                      Certain Actions.

(a)                                   As of the date hereof, except for this Agreement there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their affiliates, on the one hand, and any officer or director of the Company, on the other hand, that relate in any way to the Transactions; (ii) to which Parent, Merger Sub or any of their affiliates is a party pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, or (iii) to which Parent, Merger Sub or any of their affiliates is a party pursuant to which any shareholder of the Company has agreed to vote to approve and authorize this Agreement, the Plan of Merger and the Merger or has agreed to vote against any Acquisition Proposal.

SECTION 4.07                                      Non-Reliance on Company Estimates.  In connection with the due diligence investigation of the Group Companies by Parent, Merger Sub and their respective affiliates and Representatives, Parent, Merger Sub and their respective affiliates and Representatives have received and may continue to receive from the Group Companies and/or their respective Affiliates and representatives certain estimates, projections and other forecasts, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge and agree that (a) there are uncertainties inherent in attempting to make such estimates, projections and forecasts, as well as in such business plans, (b) Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and forecasts, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or business plans) and (c) neither Parent nor Merger Sub is relying on any estimates, projections, forecasts or business plans furnished by the Group Companies or their respective affiliates and Representatives; provided that nothing contained in this Section 4.07 shall be deemed to limit in any way the representations and warranties of the Company set forth in Article III.

SECTION 4.08                                      No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any other person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01                                      Conduct of Business by the Company Pending the Merger.

(a)                                 The Company agrees that, between the date of this Agreement and the Effective Time, except as required by applicable Law or as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly provided by any other provision of this Agreement, unless Parent shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)                               the businesses of the Group Companies shall be conducted only in, and no Group Company shall take any action except in, a lawfully permitted manner in the ordinary course of business consistent with past practice; and

(ii)                            the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Group Companies, maintain in effect all Material Company Permits, keep available the services of the current officers, key employees, and key consultants and contractors of the Group Companies and preserve the current material relationships and goodwill of the Group Companies with Governmental Authorities, key customers and suppliers, and any other persons with which any Group Company has relations.

(b)                                 In furtherance and without limitation of Section 5.01(a), except as set forth in Section 5.01(b) of the Company Disclosure Schedule, or as required by applicable Law or as expressly provided by any other provision of this Agreement, the Company will not, and will not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)                               amend or otherwise change the memorandum and articles of association or equivalent organizational documents of the Company, or make any material amendments to the memorandum and articles of association or equivalent organizational documents of any other Group Company;

(ii)                            issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (A) any shares of any class of any Group Company, or any options, warrants, convertible securities or other rights of any kind (including any Company Share Award) to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company (other than (x) in connection with the exercise or settlement of any Company Share Awards outstanding on the date hereof in accordance with the applicable Share Incentive Plan and applicable award agreement or (y) in transactions solely among the Company’s wholly-owned Subsidiaries or between the Company and any of its wholly-owned Subsidiaries), or (B) any material property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any Subsidiary (other than (x) in the ordinary course of business and consistent with past practice or (y) in transactions solely among the Company’s wholly-owned Subsidiaries or between the Company and any of its wholly-owned Subsidiaries);

(iii)                         declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares, other than dividends or other distributions from any Group Company to the Company or another Group Company which is wholly-owned by the Company;

(iv)                        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its share capital, in each case other than in connection with the settlement of any Company Share Awards in accordance with the applicable Share Incentive Plans and this Agreement;

(v)                           (A) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, recapitalization, restructuring, reorganization or similar transaction involving any Group Company (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company), or (B) create any new Subsidiaries;

(vi)                        (A) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof (other than a wholly-owned Subsidiary of the Company), or (B) acquire any assets (other than (x) in the ordinary course of business consistent with past practice or (y) assets of a wholly-owned Subsidiary of the Company);

(vii)                     (A) incur, assume, alter, amend or modify any Indebtedness, guarantee any Indebtedness, or issue any debt securities, in each case, in excess of US$1,000,000 individually or US$2,000,000 in the aggregate, or (B) make (x) any loans or advances to any director or executive officer of the Company or (y) any loans or advances in excess of US$1,000,000 individually or US$2,000,000 in the aggregate to any other person;

(viii)                  create or grant any Lien on any material assets (including material Intellectual Property) of any Subsidiaries of the Company other than in the ordinary course of business consistent with past practice;

(ix)                        (A) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000, unless specifically included in the Company’s current budget and operating plan approved by the Company Board, or (B) authorize or make any commitment with respect to capital expenditures which are, in the aggregate (including capital expenditures included in the Company’s budget and operating plan), in excess of US$5,000,000 for the Group Companies taken as a whole; or

(x)                           guarantee the performance or other obligations of any person (other than guarantees in connection with any Indebtedness as permitted by the foregoing clause (viii));

(xi)                        except as otherwise required by Law or pursuant to any Company Employee Plan in existence as of the date hereof, (A) enter into any new employment or compensatory agreements in connection with employment (including the renewal of any such agreements), or terminate or amend any such agreements, with any director or officer of any Group Company or any other employee of any Group Company who has an annual base salary in excess of US$80,000, (B) grant or provide any severance or termination payments or benefits in excess of US$5,000 individually or US$50,000 in the aggregate to any director, officer, employee or consultant of any Group Company, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or grant, issue or make any new equity awards to any director, officer, employee or consultant of any Group Company, except annual base salary increases to non-officer employees of any Group Company made in the ordinary course consistent with past practice, (D) establish, adopt, amend or terminate any Company Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement or amend the terms of any outstanding Company Share Awards, (E) take any action to accelerate or otherwise alter the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Employee Plan, to the extent not already required in any such plan, including voluntarily accelerating the vesting of any Company Share Award in connection with the Merger, or (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(xii)                     make any material changes with respect to any method of financial accounting, or financial accounting policies or procedures, including material changes affecting the reported consolidated assets, liabilities or results of operations of any Group Companies except as required by changes in GAAP or applicable Law;

(xiii)                  (A) enter into, materially amend or modify (other than extensions at the end of the term in the ordinary course of business), or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or (B) amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights thereunder, in each case of (A) and (B) which would reasonably be expected to adversely impact the Group Companies, taken as a whole, in any material respect, or (C) fail to comply with or breach in any material respect any Material Contract (including the Investment Documents);

(xiv)                 enter into any Contract between any of the Group Companies, on the one hand, and any of their respective directors or officers, on the other hand, in each case required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (except as permitted under Section 5.01(b)(xii));

(xv)                    terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage with reputable independent insurance companies or underwriters;

(xvi)                 commence any material Action (other than in respect of collection of amounts owed in the ordinary course of business) or settle any Action other than any settlement involving only the payment of monetary damages not in excess of US$200,000 not relating to this Agreement or the Transactions;

(xvii)              engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(xviii)           permit any item of material Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed (other than expiration of Intellectual Property), or fail to perform or make any applicable filings, recordings or other similar actions or filings required to maintain and protect its interest in material Intellectual Property, or fail to pay all required fees and taxes required to maintain and protect its interest in material Intellectual Property;

(xix)                 fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xx)                     make or change any material Tax election, amend any material Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or change any material method of Tax accounting; or

(xxi)                 authorize or agree to take any of the foregoing actions, or enter into any letter of intent (binding or non-binding) or similar written agreement or arrangement with respect to any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01                                      Proxy Statement and Schedule 13E-3.

(a)                                 Promptly following the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare and cause to be filed with the SEC a proxy statement relating to the approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and cause to be filed a Schedule 13E-3 with the SEC. Each of the Company and Parent shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3.  Each of the Company and Parent shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by Parent and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed).  If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b)                                 Parent represents and covenants that the information supplied by Parent for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, and (iii) the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3.

(c)                                  The Company represents and covenants that the information supplied by the Company for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, and (iii) the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3.  The Company covenants that all documents that the Company is responsible for filing with and/or furnishing to the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, other than with respect to any information supplied by Parent or Merger Sub.

SECTION 6.02                                      Company Shareholders’ Meeting.

(a)                                 As soon as reasonably practicable following the date of this Agreement, the Company shall cause a definitive Proxy Statement, letter to shareholders, notice of meeting and form of proxy accompanying the definitive Proxy Statement that will be provided to the holders of Shares in connection with the solicitation of proxies for use at the Shareholders’ Meeting, to be mailed to the holders of Ordinary Shares at the earliest practicable date after the date that the SEC confirms it has no further comments, and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(b)                                 As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall take, in accordance with applicable Law and its memorandum and articles of association, all action reasonably necessary to (i) call, give notice of, set a record date for, and convene the shareholders’ meeting for the purpose of obtaining the Requisite Company Vote (the “Shareholders’ Meeting”), (ii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Ordinary Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Ordinary Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.  Except with the prior written consent of Parent, the only matter (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Shareholders’ Meeting shall be approval of this Agreement, the Plan of Merger and the Merger.

(c)                                  The Company may, and Parent may request that the Company, adjourn or postpone the Shareholders’ Meeting for up to thirty (30) days (but in any event no later than five (5) Business Days prior to the Termination Date) (x) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Requisite Company Vote or (y) at the reasonable request of any party hereto, in order to allow reasonable additional time for the filing and, if necessary or desirable, mailing of any supplemental or amended disclosure to be reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned or postponed.

(d)                                 Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law, the memorandum and articles of association of the Company, or if the Board has determined (based on the advice of outside legal counsel) that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable Law. In the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law or the memorandum and articles of association of the Company, or if the Board has determined (based on the advice of outside legal counsel) that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable Law.

(e)                                  Subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they approve and authorize this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement.  The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Plan of Merger and the Transactions and shall take all other actions reasonably necessary or advisable to secure the Requisite Company Vote.  Notwithstanding anything to the contrary contained in this Agreement, the obligations of the Company under this Section 6.02 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change in the Company Recommendation.

(f)                                   Unless this Agreement has been terminated in accordance with its terms or the Company Board has effected a Change in the Company Recommendation, Parent and Merger Sub shall, at the Shareholders’ Meeting, vote, or cause their respective controlled Affiliates that own Shares to vote, all Shares for which Parent, Merger Sub such controlled Affiliates, as applicable, have voting power, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

SECTION 6.03                                      Access to Information.

(a)                                 From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and its Representatives reasonable access during normal business hours to the offices, properties, books and records of the Group Companies, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct the Representatives of the Group Companies to reasonably cooperate with Parent and its Representatives in its investigation; provided, that the Company shall not be required to (A) furnish, or provide access to, any information to any person not a party to, or otherwise covered by, the Confidentiality Agreement with respect to such information, or (B) provide access to or furnish any information if doing so would (x) violate any Contract with any third party or any applicable Law, or (y) cause any Group Company, upon advice of outside legal counsel, to waive any privilege with respect to such information, provided that the Company shall take all commercially reasonable steps to permit inspection of or to disclose such information on a basis that does not waive such Group Company’s privilege with respect thereto, including, without limitation, by means of a joint interest or defense agreement.

(b)                                 No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.04                                      No Solicitation of Transactions.

(a)                                 The Company agrees that no Group Company and none of the directors or officers of any Group Company shall, and that it shall direct its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information in a manner designed to encourage), or take any other action designed to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to any Group Company or the Transactions to, any person or entity in connection with, or in order to obtain, an Acquisition Proposal, or (iii) agree to, approve, adopt, endorse or recommend (or publicly propose to agree to approve, adopt, endorse or recommend) any Acquisition Proposal, or enter into any letter of intent, Contract, commitment or obligation contemplating or otherwise relating to, or consummate, any Acquisition Proposal (in each case, other than to the extent permitted pursuant to Section 6.04(c)), or (iv) authorize or permit any of the officers, directors or Representatives of any Group Company to take any action set forth in clauses (a)(i) — (a)(iii) of this Section 6.04.  The Company shall notify Parent in writing as promptly as practicable (and in any event within forty-eight (48) hours after the Company attains knowledge) of any proposal or offer, or any request for information or other inquiry or request, that could reasonably be expected to lead to an Acquisition Proposal, specifying (x) the material terms and conditions thereof and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has determined to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements.  The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party which prohibits the Company from providing such information to Parent, or release any Third Party from, or waive any provision of, any confidentiality or standstill agreement in connection with an Acquisition Proposal.

(b)                                 Notwithstanding Section 6.04(a), but subject to compliance with the other provisions of this Section 6.04, prior to obtaining the Requisite Company Vote, the Company Board may directly or indirectly, including through the Company’s Representatives, (i) contact any Third Party that has made an unsolicited, written, bona fide proposal or offer regarding an Acquisition Proposal that was not initiated or solicited in breach of Section 6.04(a) solely in order to clarify the terms and conditions thereof so as to assess whether such proposal or offer constitutes or is reasonably expected to result in a Superior Proposal, and (ii) furnish information to, and enter into discussions with, such Third Party to the extent the Special Committee has (A) determined in good faith (after consultation with a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, as applicable) that such proposal or offer constitutes or is reasonably likely to result in a Superior Proposal, and that, in light of such Superior Proposal, failure to furnish such information to or enter into discussions with such Third Party would be reasonably likely to violate the directors’ fiduciary duties under applicable Law, and (B) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall provide written notice to Parent prior to taking any action set forth in clauses (b)(i) or (b)(ii) of this Section 6.04 and shall concurrently make available to Parent any material information concerning any Group Company that is provided to any such person and that was not previously made available to Parent or its Representatives.

(c)          Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Merger Sub, or propose (publicly or otherwise) to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation (any of such actions, a “Change in the Company Recommendation”) or adopt, approve, endorse or recommend, or propose (publicly or otherwise) to adopt, approve, endorse or recommend any Acquisition Proposal, provided that a “stop, look and listen” communication by the Company Board or the Special Committee pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication with respect to an Acquisition Proposal which did not result from any breach of this Section 6.04(c) shall not be deemed to be a Change in the Company Recommendation, nor (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, Contract, commitment or obligation with respect to any Acquisition Proposal.  Notwithstanding the foregoing but subject to compliance by the Company and the Company Board with this Section 6.04, prior to the receipt of the Requisite Company Vote, if the Company has received an unsolicited, bona fide written Acquisition Proposal and the Special Committee determines, in its good faith judgment, upon advice by a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable Law, the Company Board may, upon the unanimous recommendation of the Special Committee, effect a Change in the Company Recommendation with respect to such Superior Proposal but only if:

(1)                                 prior to effecting a Change in the Company Recommendation, the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b) and shall (x) provide prior written notice to Parent on or before the later of (I) five (5) Business Days prior to effecting a Change in the Company Recommendation and (II) such date as would provide the notice period required to permit Merger Sub to exercise its right of first refusal under and in accordance with the Investment Documents (the “Notice Period”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, it being understood that such notice or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (y) negotiate with and cause its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal would cease to constitute a Superior Proposal or so that a failure to effect a Change in the Company Recommendation would no longer be reasonably likely to violate the directors’ fiduciary duties under applicable Law, and (z) permit Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any proposed modifications or adjustments with respect thereto (to the extent Parent desires to make such presentation) and consider in good faith any modification or adjustments regarding this Agreement proposed by Parent; provided that any material modifications to such Acquisition Proposal that the Special Committee previously determined to be a Superior Proposal shall be deemed a new Acquisition Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(c);

(2)                                 Ali ET Investment Holding Limited has not exercised its right of first refusal under the Investor Documents with respect to such Superior Proposal prior to the end of the Notice Period; and

(3)                                 following the end of the Notice Period (and any renewed period thereof), the Special Committee shall have unanimously determined in good faith (after consultation with a financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel, as applicable,) after considering the terms of any modifications or adjustments to this Agreement proposed by Parent, that (x) such Acquisition Proposal continues to constitute a Superior Proposal and (y) with respect to a Change in the Company Recommendation, failure to effect a Change in the Company Recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable Laws, and shall have communicated its unanimous recommendation to the Company Board to effect a Change in the Company Recommendation with respect to such Superior Proposal.

SECTION 6.05                                      Directors’ and Officers’ Indemnification and Insurance.

(a)         The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company, unless such modification shall be required by Law.

(b)                                 The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company as of the date hereof with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance.  In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)                                  Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any such person; provided that this Section 6.05(c) is not intended to confer any new or additional rights on any such person, and the indemnification and other obligations of the Company set forth above shall be subject to any limitation imposed from time to time under applicable Law, the Company’s and its Subsidiaries’ respective organizational and governing documents in effect as of the date hereof, or any agreements set forth on Section 6.05(c) of the Company Disclosure Schedule in effect as of the date of this Agreement.

(d)                                 A person seeking indemnification in accordance with Section 6.05(c) shall use commercially reasonable efforts to promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice.  The right of the Surviving Company (or a Subsidiary nominated by it), if any, to participate in and/or assume the defense of any Action in respect of which indemnification is sought under Section 6.05(c) shall be determined in accordance with the applicable agreement or document providing for such indemnification.

(e)                                  In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(f)                                   The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(g)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.06                                      Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a)                                 any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)                                 any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)                                  any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)                                 if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, (B) be deemed to amend or supplement the Company Disclosure Schedule, or (C) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.07                                      Further Action; Reasonable Best Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall as promptly as practicable make its respective filings, and thereafter make any other required submissions, with respect to the Transactions with or to each Governmental Authority with jurisdiction over enforcement of the antitrust or competition Laws that is specified by Parent in writing (the “Specified Filings”), and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith.  In addition, each of the parties hereto shall (i) notify the other parties as promptly as practicable of any communication (whether oral or written) it or any of its affiliates receives from any Governmental Authority in connection with the Transactions, (ii) permit the other parties to review in advance, and consult with the other parties on (and obtain the prior written consent of Parent with respect to), any proposed filing or written submission by such party or any communication (whether oral or written) voluntarily initiated by such party (not in response to any inquiry or request for information from any Governmental Authority) with or to any Governmental Authority in connection with the Transactions, (iii) use reasonable best efforts to consult with the other parties, to the extent practicable and permitted by such Governmental Authority, in advance of any other communication (whether oral or written) with or to any Governmental Authority in connection with the Transactions and (iv) to the extent permitted by such Governmental Authority, give the other parties the opportunity to attend and participate at any meeting or conference with any Governmental Authority in connection with the Transactions that was requested by such Governmental Authority and obtain the prior written consent of Parent before initiating or voluntarily requesting any such meeting or conference.  Notwithstanding the foregoing or anything contained herein to the contrary, neither the Company nor Parent or Merger Sub shall make any filings or submissions with or to, or seek any approvals from, any Governmental Authority with jurisdiction over enforcement of antitrust or competition Laws other than the Specified Filings.

(b)                                 The Company and Parent shall (i) as promptly as practicable after the date hereof, cooperate to prepare the notice pursuant to Exon-Florio to be used to seek the CFIUS Approval, (ii) provide or cause to be provided as promptly as practicable to CFIUS information or documents required by CFIUS or necessary, proper or advisable to permit the consummation of the transaction, (iii) promptly inform the other parties of any communication received by such party from, or given by such party to, CFIUS, (iv) to the extent permitted by applicable Law, permit the other parties to review any communication given by it to, and consult with each other in advance of any meeting or conference with, CFIUS, and (v) if permitted by CFIUS, give the other parties the opportunity to attend and participate in such meetings and conferences; provided that, in any event, to the extent permitted by applicable Law, the Company shall be required to obtain the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) in advance of submitting or providing any information, documents or communications to, or agreeing to or scheduling any meeting or conference with, CFIUS.  If requested by Parent in writing in connection with obtaining the CFIUS Approval, the Company shall, or shall commit to, hold separate, restructure, reorganize, sell, divest, dispose of or make subject to operational or other restrictions any of its businesses, services or assets prior to, at or following the Closing (provided that any such action shall be subject to the occurrence of the Closing and any such action taken prior to Closing shall be terminable in the event that the Closing does not occur or this Agreement is terminated); provided that, notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent, Merger Sub or any of their respective affiliates to take or commit to take any such actions or otherwise take or commit to any other action that limits its freedom of action (or the freedom of action of the Company or any of its Subsidiaries) with respect to, or its ability (or the ability of the Company or any of its Subsidiaries) to retain, any of its businesses, services or assets (or any businesses, services or assets of the Company or any of its Subsidiaries).

(c)                                  Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 6.07, Parent shall, after consulting with the Company and considering the Company’s views in good faith, to the extent permitted by applicable Law, take the lead in communicating with any Governmental Authority and developing strategy for responding to any investigation or other inquiry by any Governmental Authority related to the Transactions, and, subject to its obligations under Section 6.07, shall make all final decisions with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Authority related to the Transactions, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings or other actions by any Governmental Authority related to the Transactions.

(d)                                 Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective affiliates to any Governmental Authority in connection with the Merger and the Transactions.

(e)                                  Upon the written request of Parent, the Company shall use commercially reasonable efforts to provide notice to or obtain consent from, as applicable,  the counterparty to any Contract set forth in Section 3.05(a)(iii) of the Company Disclosure Schedule in connection with the transactions contemplated by this Agreement, and will consult with Parent prior to seeking any such consent; provided that no Group Company shall be required prior to the Effective Time to pay any consent or other similar fee to obtain the consent, waiver or approval of any person.

(f)                                   Not later than seven (7) days after the date of this Agreement, the Company shall deliver to Parent a schedule that sets forth the following information with respect to each Company Share Award outstanding as of the date hereof: (i) the name of the Company Share Award recipient; (ii) the particular Share Incentive Plan pursuant to which such Company Share Award was granted; (iii) the number and type of Shares subject to such Company Share Award; (iv) the exercise or purchase price of such Company Share Award; (v) the date on which such Company Share Award was granted; (vi) the vesting schedule of such Company Share Award; and (vii) the date on which such Company Share Award expires.

SECTION 6.08                                      Participation in Litigation.

Prior to the Effective Time, (a) each of Parent and the Company shall give prompt notice to the other of any Actions by shareholders of the Company commenced or, to the knowledge of Parent or the Company, as the case may be, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any such shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and, no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.09                                      Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, which shall include a waiver of any claims against the Group Companies in respect of such resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

SECTION 6.10                                      Public Announcements.  Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and shall not, without the prior written consent of the other party (such consent to not be unreasonably withheld), issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation; provided, however, that, in the event a party is required by applicable Law to make any press release, communication, other public statement, press conference or conference call, as the case may be, such party may do so without Parent’s (if the Company is the disclosing Party) or the Company’s (if Parent or Merger Sub is the disclosing party) prior written consent provided such party (i) individually notifies Parent (if the Company is the disclosing Party) or the Company (if Parent or Merger Sub is the disclosing party) of such press release, communication, other public statement, press conference or conference call to the extent legally permissible, (ii) only discloses information in respect of this Agreement and the Transactions to the extent required by applicable Law, upon the advice of outside counsel, and (iii) incorporate all reasonable comments of Parent (if the Company is the disclosing party) or the Company (if Parent or Merger Sub is the disclosing party), to the extent legally permissible.  Notwithstanding the foregoing, the restrictions set forth in this Section 6.10 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 6.04(c).

SECTION 6.11                                      Stock Exchange Delisting.  Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Company from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.12                                      Takeover Statutes.  If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Merger and the other Transactions.

SECTION 6.13                                      Other Actions.  Prior to the Effective Time, the Company shall take the actions set forth in Section 6.13 of the Company Disclosure Schedule.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01                                      Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)                                 Shareholder Approval.  The Requisite Company Vote shall have been obtained in accordance with the CICL and the Company’s memorandum and articles of association.

(b)                                 No Injunction.  No Governmental Authority of competent jurisdiction over the Merger shall have issued any injunction, restraining order or judgment which is then in effect that prohibits the consummation of the Merger.

SECTION 7.02                                      Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                 Representations and Warranties.  (i) Other than the representations and warranties of the Company contained in Sections 3.03(a)(i), 3.03(a)(ii), 3.03(a)(iii) and 3.03(a)(iv) (Capitalization), 3.04(a) (Authority Relative to this Agreement; Fairness), 3.05(a)(i) (No Conflict; Required Filings and Consents) and 3.20 (Brokers), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect” or any words of similar import set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, would not have or result in a Company Material Adverse Effect, (ii) the representations and warranties set forth in Sections 3.04(a), 3.05(a)(i) and 3.20 shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) the representations and warranties set forth in Sections 3.03(a)(i), 3.03(a)(ii), 3.03(a)(iii) and 3.03(a)(iv) shall be true and correct as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), subject to de minimis exceptions that do not, individually or in the aggregate, increase the aggregate amount of the Merger Consideration by more than US$200,000.

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)                                  Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(d).

(d)                                 Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

SECTION 7.03              Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all material respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, would not, individually or in the aggregate, reasonably be expected to prevent the consummation of any of the Transactions.

(b)                                 Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)                                  Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

SECTION 7.04                                      Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01                                      Termination.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time (provided that, in the case of the Company, any such action must be authorized by a unanimous recommendation of the Special Committee), as follows:

(a)                                 by mutual written consent of Parent and the Company;

(b)                                 by either Parent or the Company, if:

(i)                                     the Effective Time shall not have occurred on or before October 11, 2014 (such date as may be extended in accordance with this Section 8.01(b)(i), the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party if the circumstances described in this Section 8.01(b)(i) are primarily caused by such party’s failure to comply with its obligations under this Agreement; and provided, further, that the Termination Date may be extended by Parent or the Company (by written notice to the other party) to a date which is no later than January 11, 2015 in the event that, on the Termination Date, (x) all of the conditions to Closing (other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived (provided that the conditions to Closing that by their terms are to be satisfied at the Closing would be satisfied as of the Termination Date if the Closing were to occur on the Termination Date), (y) Parent has made a Specified Filing for which it has not received consent or approval for the Merger from the applicable Governmental Authority and (z) the Closing has not occurred pursuant to the proviso in Section 1.02, and following any such extension, the “Termination Date” for all purposes hereunder shall be deemed to be such extended date; or

(ii)                                  an Injunction shall have been issued;

(iii)                               if the Requisite Company Vote is not obtained at the Shareholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon;

(c)                                  by the Company  if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement (including a failure by Parent and Merger Sub to complete the Closing subject to and in accordance with Section 1.02), or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in material breach of any of its representations, warranties, covenants or other agreements hereunder;

(d)                                 by Parent:

(i)                                     if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if either Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(ii)                                  if (A) there shall have been a Change in the Company Recommendation, (B) the Company Board shall have adopted, approved, endorsed or recommended, or shall have proposed publicly to adopt, approve, endorse or recommend, an Acquisition Proposal, (C) the Company or any of its Subsidiaries shall have consummated or entered into any letter of intent, Contract, commitment or obligation with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 6.04(b)), (D) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or (E) a tender offer or exchange offer by a Third Party for any Shares representing 20% or more of the outstanding Shares is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) within ten (10) Business Days after the public announcement of such tender offer or exchange offer.

SECTION 8.02                                      Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representatives of any party hereto); provided, however, that the terms of Section 6.10, this Article VIII and Article IX shall survive any termination of this Agreement.

SECTION 8.03                                      Fees and Expenses.

(a)                                 Subject to Section 8.03(b), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Transactions are consummated.  “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, financing sources and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing or other dissemination of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the consummation of the Transactions.

(b)                                 The Company agrees that:

(i)                                     if Parent shall terminate this Agreement pursuant to Section 8.01(d)(i) or Section 8.01(d)(ii); or

(ii)                                  if (A) either Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), (B) at or prior to the time of termination of this Agreement, a Third Party shall have publicly disclosed or communicated to the Company Board or Special Committee an Acquisition Proposal that has not been withdrawn at the time of termination of this Agreement (in the case of termination pursuant to Section 8.01(b)(i)) or at the time of the Shareholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon (in the case of termination pursuant to Section 8.01(b)(iii)), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal; provided, that for purposes of this Section 8.03(b)(ii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%”;

then the Company shall, subject to the next sentence, pay or cause to be paid to Parent promptly (but in any event, no later than two (2) Business Days after the first of such events shall have occurred) a fee of US$40,000,000 (forty million dollars) (the “Company Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by Parent.  In addition, if (x) either Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to this Section 8.03(b), the Company shall, within twenty (20) Business Days following receipt of an invoice therefor, reimburse Parent and Merger Sub for all of their reasonably documented Expenses incurred prior to such termination, which amount shall in no event exceed US$4,000,000 (four million dollars) in the aggregate, by wire transfer of same day funds to one or more accounts designated in writing by Parent, regardless of the existence of circumstances which could require the Company thereafter to pay or cause to be paid to Parent a Company Termination Fee pursuant to this Section 8.03(b); provided, that in the event the Company shall be required to pay a Company Termination Fee pursuant to this Section 8.03(b), the Company shall be entitled to credit the aggregate amount of Expenses of Parent and Merger Sub actually reimbursed by the Company to Parent (or an affiliate designated by Parent) pursuant to this Section 8.03(b) against the amount of such Company Termination Fee.

(c)                                  Parent agrees that if (i) (A) the Company or Parent shall terminate this Agreement pursuant to Section 8.01(b)(ii), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder and (C) all other conditions to Closing (other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) the Company shall terminate this Agreement pursuant to Section 8.01(c), or (iii) (A) the Company or Parent shall terminate this Agreement pursuant to Section 8.01(b)(i), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder and (C) all other conditions to Closing (other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived except for the condition set forth in Section 7.01(b), then Parent shall pay or cause to be paid to the Company promptly (but in any event no later than two (2) Business Days after the date of such termination) a fee of US$100,000,000 (one hundred million dollars) (the “Parent Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by the Company.

(d)                                 In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate established by the Wall Street Journal Table of Money Rates on such date plus 2.00%.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)                                  Each party acknowledges that (i) the agreements contained in this Section 8.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.03(b) or Section 8.03(c) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.03, the parties hereto would not have entered into this Agreement.

SECTION 8.04                                      Limitations on Liabilities.

(a)                                 In no event shall any party or any of such party’s affiliates be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.07.  For the avoidance of doubt, while the Company or Parent may pursue both a grant of specific performance obligating such party to consummate the Merger as permitted by Section 9.07 and the payment of the Parent Termination Fee pursuant to Section 8.03(c) or the Company Termination Fee pursuant to Section 8.03(b), as applicable, and any amounts pursuant to Section 8.03(d) (if any), under no circumstances shall the Company or Parent be permitted or entitled to receive both such grant of specific performance and the payment of the Parent Termination Fee, in the case of the Company, or the Company Termination Fee, in the case of Parent.  If Parent pays the Parent Termination Fee pursuant to Section 8.03(c), then such payment shall be the sole and exclusive remedy of the Company-Related Parties against the Parent-Related Parties and no Parent-Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise. If the Company pays the Company Termination Fee pursuant to Section 8.03(b), then such payment shall be the sole and exclusive remedy of the Parent-Related Parties against the Company-Related Parties and no Company-Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise.

SECTION 8.05                                      Amendment.  This Agreement may be amended by the parties hereto by action taken by Parent and the Company (provided that, in the case of the Company, such action must be taken or authorized by the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Ordinary Shares represented by ADSs) shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.06                                      Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01                                      Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the agreements set forth in Articles I and II, Section 6.05, Section 6.10 and this Article IX shall survive the Effective Time.

SECTION 9.02                                      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub, to:

26/F, Tower 1, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Attention:                                         Mr. Joseph Tsai / Mr. Tim Steinert

Facsimile:                                         +852 2215-5200

Email:                                                            See Section 9.02 of the Parent Disclosure Schedule

with a copy to:

Simpson Thacher & Bartlett

35/F ICBC Tower

3 Garden Road

Central, Hong Kong

Attention:                                         Kathryn King Sudol

Facsimile:                                         +1 (212) 455-2502

Email:                                                            ksudol@stblaw.com

if to the Company:

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

Attention:                                         Mr. Ji Ma

Facsimile:                                         +86 10 8410 7401

Email:                                                            See Section 9.02 of the Company Disclosure Schedule

with a copy to:

Kirkland & Ellis

26/F Gloucester Tower

The Landmark

15 Queen’s Road Central

Central, Hong Kong

Attention:                                         David Zhang

Jesse Sheley

Facsimile:                                         +852 3761-3301

Email:                                                            david.zhang@kirkland.com

jesse.sheley@kirkland.com

SECTION 9.03                                      Certain Definitions and Interpretations.  (a)  For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer relating to any of the following (other than the Transactions):  (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its material Subsidiaries, (ii) any sale, lease, license, exchange, transfer or other disposition or joint venture which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 20% or more of the fair market value of the assets of the Company and its Subsidiaries or to which 20% or more of the net revenue, net income or EBITDA of the Company and its Subsidiaries are attributable, (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company or any of its material Subsidiaries to any Third Party, (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company, (v) any public solicitation of proxies in opposition to approval and adoption of this Agreement and approval of the Merger by the Company’s shareholders or (vi) any other transaction proposed in writing to the Special Committee by any Third Party the consummation of which would reasonably be expected to prevent or materially delay the Transactions.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.  For the avoidance of doubt, prior to the Closing, the Company and its Subsidiaries, officers and directors are not affiliates of Parent or Merger Sub.

“Agreement” has the meaning set forth in the Preamble, which shall, for the avoidance of doubt, include all annexes and schedules hereto.

“Applicable Anti-bribery Law” means any anti-bribery or anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable, and all other anti-bribery and anti-corruption laws to which a Group Company is subject.

“beneficial owner”, “beneficially owned” or “beneficially owning”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York, the PRC or Hong Kong.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means, after Parent and the Company file a notice pursuant to Exon-Florio, then (i) any review by CFIUS resulting from the filing of such notice shall have concluded, (ii) the President of the United States of America shall not have taken action to block or prevent the consummation of the transaction and (iii) no requirements or conditions to mitigate any national security concerns shall have been imposed that are not reasonably satisfactory to Parent.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to, and accepted by, Parent and Merger Sub on the date hereof.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for severance, termination pay, deferred compensation, performance awards, share or share-related awards, housing funds, insurance arrangements, material fringe benefits, material perquisites, superannuation funds retirement benefits, pension schemes or other employee benefits, that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of any Group Company, or with respect to which any Group Company has or would reasonably expect to have any liability or obligation, other than, in each case, one that is sponsored and maintained by a Governmental Authority.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, properties or results of operations of the Group Companies, taken as a whole, or (b) prevent or materially delay the consummation of the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether there has been a “Company Material Adverse Effect” under clause (a): (A) changes after the date hereof affecting general economic conditions in the PRC or the United States; (B) changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws or the interpretation thereof after the date hereof; (C) changes after the date hereof generally affecting the industry in which the Company and its Subsidiaries operate; (D) changes after the date hereof affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (E) effects resulting from the public announcement of the Transactions (other than for purposes of any representation or warranty contained in Section 3.05(a)); (F) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date hereof; or (G) actions taken (or omitted to be taken) at the written request of Parent or Merger Sub; provided, further that events, circumstances, changes or effects set forth in clauses (A), (B), (C), (D) and (F) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent any such events, circumstances, changes or effects, individually or in the aggregate, have a materially disproportionate impact on Group Companies, taken as a whole, relative to the other participants in the industry or geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each outstanding option award issued by the Company pursuant to any Share Incentive Plan that entitles the holder thereof to purchase one (1) Ordinary Share upon the vesting of such award.

“Company-Related Parties” means the Company and its Subsidiaries and their respective former, current and future officers, directors, partners, shareholders and ADS holders, managers, members, affiliates, Representatives and successors.

“Company Restricted Share Award” means each outstanding restricted share award issued by the Company pursuant to any Share Incentive Plan that entitles the holder thereof to be issued one (1) Ordinary Share upon the vesting of such award.

“Company Share Award” means each Company Option and each Company Restricted Share Award.

“Confidentiality Agreement” means the confidentiality agreement, dated as of March 4, 2014, between the Company and Alibaba Group Holding Limited.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including, without limitation, contractual arrangements similar to those provided by the Control Agreements) or credit arrangement or otherwise.

“Exercise Price” means, with respect to any Company Option, the exercise price per Ordinary Share underlying such Company Option.

“Exon-Florio” means 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170.

“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Governmental Official” means any employee, agent, or instrumentality of any government, including departments or agencies of a government and businesses that are wholly or partially government-owned, and any employees of such businesses; departments or agencies of public international organizations; and  individuals who are members of political parties or hold positions in political parties, as well as candidates for political office.

“Group Company” means any of the Company and its Subsidiaries.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Injunction” means, as of any date, any final, non-appealable judgment, restraining order or permanent injunction, which is in effect as of such date that prohibits the consummation of the Merger and has been issued by any Governmental Authority in any jurisdiction that is material to the business of Parent or the Company (which shall be deemed to include the United States).

“Intellectual Property” means all U.S., PRC, and other foreign intellectual property and rights therein, including (a) patents, patent applications, provisional patent applications, and any reissues, continuations, continuations in part, foreign counterparts, divisions, extensions or reexaminations thereof, and any statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, moral rights, and registrations and applications for registration thereof, (d) Internet domain names, (e) confidential and proprietary information, including, to the extent constituting confidential and proprietary information, Trade Secrets, know-how, inventions (whether or not patentable and whether or not reduced to practice), drawings, specifications, designs, techniques, technical information, algorithms, processes, methods net lists, and code modules, (f) Software, (g) all other intellectual property rights, and (h) all income, royalties, damages and payments due or payable, the right to sue and recover for past or future infringements or misappropriation thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world.

“Investment Documents” means (i) the Investment Agreement, dated as of May 10, 2013, by and between the Company and Merger Sub, (ii) the Investor’s Rights Agreement, dated as of May 17, 2013, by and among the Company, Merger Sub and the founders and founder entities listed therein and (iii) the Certificate of Designations (in respect of the Preferred Shares) attached to the memorandum and articles of association of the Company.

“IT Assets” means computers, hardware, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case, owned by the Group Companies or licensed or leased by the Group Companies pursuant to written agreement.

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry and investigation.

“Law” means any statute, law, ordinance, code or Order;

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Onshore Subsidiary” means any Subsidiary incorporated within the PRC.

“Order” means any award, writ, injunction, determination, rule, regulation, judgment, decree or executive order.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent to, and accepted by, the Company on the date hereof.

“Parent-Related Parties” means Parent and Merger Sub and their respective former, current and future officers, directors, partners, shareholders, managers, members, affiliates and successors.

“Permitted Property Liens” means (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable, or which are being contested in good faith and by appropriate proceedings, (ii) mechanics liens and similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (v) matters which would be disclosed by an accurate survey or physical inspection of such real property and (vi) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have or result in a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Preferred Shares” means the series A convertible preferred shares, par value US$0.0001 per share, of the Company.

“Representatives” means, with respect to any party, such party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.

“Share Incentive Plans” means, collectively, the Company’s 2013 Share Incentive Plan, Share Incentive Plan effective as of September 1, 2012 and the Company’s 2007 Share Incentive Plan (as amended on December 16, 2011 and further amended and terminated on September 1, 2012), and “Share Incentive Plan” means any one of the foregoing plans.

“Shares” means Ordinary Shares and Preferred Shares.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means any and all (i) computer programs and software code, including any and all software implementations of algorithms, applications, application programming interfaces, architecture, utilities, models and methodologies, whether in object code, interpreted code or source code, (ii) databases and compilations, including any and all data and collections of data (including geospatial or mobile related data and rights thereto), whether machine readable or otherwise, and (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, including any and all screens, user interfaces, report formats, firmware, middleware, software applications, development tools, templates, menus, diagnostics, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors, buttons and icons.

“Subsidiary” of any person means any legal entity (i) of which such person or any other Subsidiary of such person is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the board of directors or other body performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such person or by any one or more of its Subsidiaries or (iii) of which such person controls through the Control Agreements or similar contractual arrangements.

“Superior Proposal” means any bona fide written Acquisition Proposal (each reference to “20% or more” in the definition of “Acquisition Proposal” shall be replaced with “more than 50%”) on terms that the Special Committee shall have determined in good faith (after receiving the advice of its financial advisor who shall be an internationally recognized investment banking firm and outside legal counsel) (i) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including conditionality) and the person making the proposal and (ii) if consummated, would result in a transaction more favorable to the holders of the Shares (other than the Alibaba Shares) and holders of ADSs from a financial point of view than the Merger, after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.04(c)(1)); provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (A) the offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer, (B) the consummation of the transactions contemplated by such offer is conditioned upon receipt of financing or (C) the consummation of the transactions contemplated by such offer is conditioned upon obtaining any consent or approval of a Governmental Authority or other third party that is not required pursuant to this Agreement as a condition to the closing of the Merger (after giving effect to all modifications or adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.04(c)(1)).

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Taxes” means any and all taxes of any kind or any other similar charges (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth, excise, withholding, alternative or add-on minimum, ad valorem, stamp, transfer, value-added or gains taxes, license, registration and documentation fees, customers’ duties, tariffs and other like assessment or charge of any kind whatsoever.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or the Company or any of their respective affiliates or Representatives.

“Trade Secrets” means any personally identifiable information, material confidential or proprietary information and trade secrets, in each case, developed or collected by any Group Company that, in accordance with written Contracts or by operation of applicable Law, belong to their customers, clients, or other persons and regarding which any Group Company owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company Option.

“Voting Agreement” means that certain voting agreement, dated as of the date hereof, among Parent, Merger Sub and the Voting Shareholders.

“Voting Shareholders” means each of Jun Hou, Congwu Cheng, Derong Jiang,  Xiyong Tang, Xiao Jun, Jianjun Yuan, Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited and Progress Asia Holdings Limited.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Agreement	Preamble
Action	§ 3.09
ADSs	§ 2.01(a)
Alibaba Shares	§ 2.01(a)
Applicable Date	§ 3.07(a)
Bankruptcy and Equity Exception	§ 3.04(a)
Certifying Officers	§ 3.07(d)
Change in the Company Recommendation	§ 6.04(c)
CICL	Recitals
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company Board	Recitals

Defined Term	Location of Definition

Company Intellectual Property	§ 3.12(b)
Company Recommendation	§ 3.04(b)
Company SEC Reports	§ 3.07(a)
Company Termination Fee	§ 8.03(b)
Control Agreements	§ 3.15(a)
Damages	§ 6.05(c)
Deposit Agreement	§ 2.06
Depositary	§ 2.06
dissenter rights	§ 2.03(a)
Dissenting Shareholders	§ 2.03(a)
Dissenting Shares	§ 2.03(a)
Effective Time	§ 1.03
Environmental Permits	§ 3.16
Evaluation Date	§ 3.07(d)
Exchange Act	§ 3.05(b)
Exchange Fund	§ 2.04(a)
Excluded Shares	§ 2.01(a)
Expenses	§ 8.03(a)
Financial Advisor	§ 3.04(c)
GAAP	§ 3.07(b)
Indemnified Parties	§ 6.05(b)
Interest	§ 2.02(c)
Leased Real Property	§ 3.11(b)
Major Customer	§ 3.17
Material Company Permits	§ 3.06(a)
Material Contracts	§ 3.15(a)
Measurement Date	§ 3.03(a)
Merger	Recitals
Merger Consideration	§ 2.04(a)
Merger Sub	Preamble
Nasdaq	§ 3.05(b)
Notice Period	§ 6.04(c)
Ordinary Shares	§ 2.01(a)
Open Source Licenses	§ 3.12(g)
Operating Subsidiary	§ 3.15(a)
Owned Real Property	§ 3.11(a)
Parent	Preamble
Parent Group	§ 8.04(a)
Parent Termination Fee	§ 8.03(c)
Paying Agent	§ 2.04(a)
Per ADS Merger Consideration	§ 2.01(a)
Per Share Merger Consideration	§ 2.01(a)
Plan of Merger	§ 1.03
PRC	§ 3.06(a)
Proxy Statement	§ 6.01(a)
RCA	§ 2.02(c)
Record ADS Holders	§ 6.02(b)
Registered Intellectual Property	§ 3.12(a)

Defined Term	Location of Definition

Regulatory Letter	§ 8.01(b)
Requisite Company Vote	§ 3.04(a)
SAFE	§ 3.06(c)
SEC	§ 3.05(b)
Securities Act	§ 3.07(a)
Share Certificates	§ 2.04(b)
Shareholders’ Meeting	§ 6.02(b)
Special Committee	Recitals
Specified Filings	§ 6.07(a)
Surviving Company	§ 1.01
Takeover Statute	§ 3.19
Termination Date	§ 8.01(b)
Transactions	Recitals
Uncertificated Shares	§ 2.04(b)

(c)                                  When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

SECTION 9.04              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05              Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.06              Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.04 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).  For the avoidance of doubt, in no event shall any holders of Shares (including Ordinary Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.07              Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that, subject to Section 8.04, each party shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity.  Each party hereby waives (i) subject to Section 8.04, any defenses in any action for specific performance, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

SECTION 9.08              Governing Law; Jurisdiction.  This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in the Company, the cancellation of the Shares, the rights provided in Section 238 of the CICL, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.  All Actions arising under the laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 9.09              Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

SECTION 9.10              Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11              Counterparts.  This Agreement may be executed and delivered (including by electronic or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALIBABA INVESTMENT LIMITED

By	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALI ET INVESTMENT HOLDING LIMITED

By	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

[SIGNATURE PAGE — MERGER AGREEMENT]

AUTONAVI HOLDINGS LIMITED

By	/s/ Daging Qi
Name: Daging Qi
Title: Chairman of the Independent Committee

[SIGNATURE PAGE — MERGER AGREEMENT]

ANNEX A

FORM OF PLAN OF MERGER

The Companies Law (2013 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] 2014

BETWEEN

(1)                                 AutoNavi Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with its registered office at [c/o International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands](1) (the “Company” or the “Surviving Company”); and

(2)                                 Ali ET Investment Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with its registered office at c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands (“Merger Sub”).

WHEREAS

(A)                               Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated April 11, 2014 among Alibaba Investment Limited, Merger Sub and the Company, a copy of which is attached as Annexure 1 to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2013 Revision) (the “Companies Law”), pursuant to which (i) Merger Sub will merge with and into the Company and cease to exist, (ii) the Surviving Company will continue as the surviving company in the Merger, and (iii) the undertaking, property and liabilities of Merger Sub will vest in the Surviving Company.

(B)                               Merger Sub and the Company are entering into this Plan of Merger pursuant to the provisions of section 233 of the Companies Law.

(C)                               Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

Now therefore this Plan of Merger provides as follows:

1                                         The constituent companies (as defined in the Companies Law) to the Merger are the Company and Merger Sub.

2                                         The name of the surviving company (as defined in the Companies Law) shall be [English Tea].

3                                         The registered office of the Surviving Company will be at c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

4                                         Immediately prior to the Effective Date (as defined below), the authorised share capital of the Company was US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each (each an “Ordinary Share”, and collectively the “Ordinary Shares”), of which [insert number] Ordinary Shares have been issued.

5                                         Immediately prior to the Effective Date (as defined below), the share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, of which 1 ordinary share has been issued.

6                                         The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each.

7                                         The date on which it is intended that the Merger is to take effect is [•] 2014 (the “Effective Date”).

8                                         The terms and conditions of the Merger are such that, on the Effective Date:

8.1                               Each Ordinary Share issued and outstanding immediately prior to the Effective Date, other than Excluded Shares, shall be cancelled and cease to exist in consideration for the right to receive the Per Share Merger Consideration, being US$5.25 in cash per Ordinary Share without interest.

8.2                               Each Excluded Share (but excluding the Dissenting Shares) issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist, without payment of any consideration or distribution therefor.

8.3                               Each Dissenting Share issued and outstanding immediately prior to the Effective Date and held by a shareholder who has validly exercised and not effectively withdrawn or lost its right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled and cease to exist, in exchange for the right to receive payment of the fair value of such Dissenting Share in accordance with the provisions of Section 238 of the Companies Law.

8.4                               The single ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company.

9                                         The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 to this Plan of Merger.

10                                  The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form annexed at Annexure 2 to this Plan of Merger on the Effective Date.

11                                 There are no amounts or benefits payable to the directors of the constituent companies on the Merger becoming effective.

12                                  Merger Sub has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13                                  [The Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.]/[The Company has granted the following fixed or floating security

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interests, and has obtained the consent to the Merger of each holder of such security interests pursuant to section 233(8) of the Companies Law:

(a)           [insert details of any fixed or floating security granted by the Company](2)

14                                  The names and addresses of each director of the Surviving Company are:

14.1                        [Director] of [personal address of Director]

14.2                        [Director] of [personal address of Director]

15                                  This Plan of Merger has been approved by the board of directors of each of the Company and Merger Sub pursuant to section 233(3) of the Companies Law.

16                                  This Plan of Merger has been authorised by the shareholders of each of the Company and Merger Sub pursuant to section 233(6) of the Companies Law.

17                                  At any time prior to the Effective Date, this Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

18                                  This Plan of Merger may be executed in counterparts.

19                                  This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

20                                  This Plan of Merger may be executed by fascimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)

Duly authorised for	)
and on behalf of	)	Director
AutoNavi Holdings Limited	)

SIGNED by	)

Duly authorised for	)
and on behalf of	)	Director
Ali ET Investment Holding Limited	)

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Annexure 1

Agreement and Plan of Merger

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company